UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Sage Health Labs, Inc.

(Name of Issuer)

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800 E Washington Street
Louisville, Kentucky 40206
https://www.getswell.app

(Physical Address & Website of Issuer)

Delaware	**Corporation**	**May 4, 2022**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.

<h1 style="text-align:center">OFFERING INFORMATION</h1>

Crowd Notes	**25,000**	**April 1, 2024**	**$25,000.00**
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)

Yes	**Issuer's discretion**	**$1.00**	**$1,00,000.00**
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees   6

	Most Recent Fiscal Year-End December 31, 2022
Total Assets	$ 243,076
Cash & Cash Equivalents	$ 239,651
Accounts Receivable	$ 3,425
Short-Term Debt	$ 7,847
Long-Term Debt	$ -
Revenues/Sales	$ 3,425
Cost of Goods Sold	$ -
Taxes Paid*	$ 7,562
Net Gain (Loss)	$ (164,776)

*Taxes paid represents payroll taxes. The company paid $0 federal taxes in its 2022 fiscal year.

JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

October 27, 2023

Sage Health Labs, Inc.



Regulation Crowdfunding Offering of Crowd Notes

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This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Sage Health Labs, Inc., a Delaware Corporation (the "Company," as well as references to "Swell Health," "Swell," "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

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A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

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The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

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THIS FORM C DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE

INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C.

THIS FORM C IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR FEDERAL AND STATE TAX CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON VALLEY BANK, A DIVISION OF FIRST CITIZENS BANK & TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C carefully, including the sections titled "Risk Factors" and "Discussion & Analysis of Financial Condition & Results of Operations" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

Sage Health Labs, Inc.
800 E Washington Street
Louisville, Kentucky 40206
https://www.getswell.app

Introduction

Founded in 2022, Swell Health is a teletherapy services provider to the military community, including active-duty military members, veterans, and their families. The company contracts with licensed and experienced therapists in the states of Tennessee and Kentucky who are trained in a variety of modalities, including cognitive-behavioral therapy (CBT), psychodynamic therapy, and interpersonal therapy. The company's flagship product, Therapy+, is its teletherapy service, in which military community members can connect with therapists trained to treat a variety of mental health conditions such as depression, anxiety, stress, and Post-Traumatic Stress Disorder (PTSD) all from their mobile phone. Each 55-minute therapy session is designed to specifically treat the mental conditions that the military community faces and provide patients with practical, science-backed skills to practice in their daily life.[1] Looking ahead, the company is aiming to develop its platform with interventional and preventative self-guided training modules, furthering its mission to treat the military community who are often left with inadequate treatment options.[2] [3]

History

Rachel Edenfield, co-founder of Swell Health, comes from a military family and experienced first-hand the negative mental health consequences the military community can face. Along with her own personal experiences with managing mental health, she turned to the internet and discovered the principles of Exposure & Response Prevention Therapy, where she learned about meditation's positive effects on mental health. She put meditation into practice in her daily life, which ultimately became the seed to a self-guided therapy mobile application. Years before venturing to create this application, she was a social worker and saw how difficult it was for individuals to access mental health resources. Additionally, those living with addiction or in poverty may be out of reach for these resources. She then joined the tech-scene and focused on product development for public health and safety products. Amid her early career, the theme of inaccessible and ineffective mental health care loomed within the ones close to her. After working on combat readiness with the military and noticing the lack of mental health solutions for the military community who already sacrifice so much, Rachel decided it was time to water the seed that eventually became Swell and founded the company in 2022. Since its inception, the company has primarily built its marketplace around Fort Campbell in Tennessee. With "boots on the ground" initiatives in the base, Swell has seen promising product adoption for its marketplace. Swell primarily used $400,000 of pre-seed funding from two venture firms to scale to the point it is today and is seeking additional capital to continue its mission to bring effective and accessible mental health solutions to the military community.

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[1] https://www.getswell.app
[2] https://jamanetwork.com/journals/jamanetworkopen/fullarticle/2799938?widget=personalizedcontent&previousarticle=0
[3] https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf

The Offering

Swell Health is offering investment in Crowd Notes. A Crowd Note is similar to a Simple Agreement for Future Equity security where an investor makes a cash investment in our company but receives company stock at a later date only in connection with a specific event. The Crowd Note is not a debt instrument. The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

$100.00	**$25,000**	**$1,000,000.00**	**April 1, 2024**
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	**$25,500**	**$1,020,000.00**	**None**
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized in 2022 and launched Therapy+, our first product, in January 2023. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

The virtual care market is immature and volatile, and if it does not continue to develop, if it develops more slowly than we expect, if it encounters negative publicity, or if our solutions do not drive client engagement, the growth of our business will be harmed.
The virtual care market is relatively new and unproven, and it is uncertain whether it will continue to achieve and sustain high levels of demand, consumer acceptance, and market adoption. The COVID-19 pandemic increased utilization of virtual care services, but it is uncertain whether such increase in demand will continue. Our success will depend to a substantial extent on the willingness of our clients to use, and to increase the frequency and extent of their utilization of, our solutions, as well as on our ability to continue to demonstrate the value of virtual care to purchasers of healthcare for beneficiaries.

Negative publicity concerning our solutions, or the virtual care market as a whole, could limit market acceptance of our solutions. If our clients do not perceive the benefits of our solutions, or if our solutions do not drive engagement, then our market may not continue to develop, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of virtual care could limit market acceptance of our services. If any of these events occurs, it could have a material adverse effect on our business, financial condition, and results of operations.

The impact of potential changes in the healthcare industry and in healthcare spending is currently unknown, but may adversely affect our business, financial condition, and results of operations.

A decline in the prevalence of employer-sponsored healthcare or the emergence of new technologies may render our virtual care solutions obsolete or require us to expend significant resources to remain competitive.

The U.S. healthcare industry is massive, with a number of large market participants with conflicting agendas, is subject to significant government regulation, and is currently undergoing significant change. Changes in our industry, for example, away from high deductible health plans, or the emergence of new technologies as more competitors enter our market, could result in our solutions being less desirable or relevant.

Some experts have predicted that future healthcare reform will encourage employer-sponsored health insurance to become significantly less prevalent as employees migrate to obtaining their own insurance over state-sponsored insurance marketplaces. Were this to occur, there is no guarantee that we would be able to compensate for the loss in revenue from employers by increasing sales of our solution to health insurance companies, individuals, or government agencies. In such a case, our business, financial condition, and results of operations would be adversely affected.

If healthcare benefits trends shift or entirely new technologies are developed that replace existing solutions, our existing or future solutions could be rendered obsolete, and our business could be adversely affected. In addition, we may experience difficulties with software development, industry standards, design, or marketing that could delay or prevent our development, introduction, or implementation of new applications and enhancements.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

A significant portion of our revenue comes from a limited number of purchasers of healthcare for beneficiaries and clients, the loss of which could have a material adverse effect on our business, financial condition, and results of operations.

Thus far, we have relied on a limited number of purchasers of healthcare for beneficiaries and clients for a substantial portion of our total revenue. The loss of any of these, or a failure of some of them to renew or expand their relationships with us, could have a significant impact on the growth rate of our revenue, profitability, and our reputation.

There can be no assurance that the company will achieve profitability.

There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

If we cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging technological trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers, causing a decline in our revenue, earnings or stock price and weakening our competitive position.

We offer our products on a variety of hardware platforms. Consumers continue to migrate from personal computers to tablet and mobile devices. If we cannot continue adapting our products to tablet and mobile devices, or if our competitors can adapt their products more quickly than us, our business could be harmed. Releases of new devices or operating systems may make it more difficult for our products to perform or may require significant costs in order for us to adapt our solutions to such devices or operating systems. These potential costs and delays could harm our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Rachel Edenfield (CEO, CFO, President, Treasurer, and Secretary), Jim Hughes (VP of Engineering), Garrett Smith (Board Director), and Brian Rothenberg (Board Director). The Company has or intends to enter into an employment agreement with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of either Rachel Edenfield, Jim Hughes, Garrett Smith, or Brian Rothenberg, could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Introduction of new technology could harm our business and results of operations.

The expectations and needs of technology consumers are constantly evolving. Our future success depends on a variety of factors, including our continued ability to innovate, introduce new products and services efficiently, enhance and integrate our products and services in a timely and cost-effective manner, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Integration of our products and services with one another and other companies' offerings creates an increasingly complex ecosystem that is partly reliant on third parties. If any disruptive technology, or competing products, services or operating systems that are not compatible with our solutions, achieve widespread acceptance, our operating results could suffer, and our business could be harmed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Rachel Edenfield and Jim Hughes in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Rachel Edenfield or Jim Hughes dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We may become subject to professional liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.
Our business entails the risk of professional liability claims against both our providers and us. Although we carry insurance covering professional liability claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful professional liability claims could result in substantial damage awards that exceed the limits of our insurance coverage. In addition, professional liability insurance is expensive, and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our providers or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us, and divert the attention of our management and our providers from our operations, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, any claims may adversely affect our reputation.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must comply with various laws and regulations. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have an adverse effect on our sales and results of operations.
Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers could be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.

We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business and growth strategy depend on our ability to maintain and expand a network of qualified providers. If we are unable to do so, our future growth would be limited and our business, financial condition, and results of operations would be harmed.

Our success is dependent upon our continued ability to maintain a network of qualified mental health providers, and demand for such providers has become increasingly competitive. If we are unable to recruit and retain qualified mental health providers, it would adversely affect our business, financial condition, results of operations, and ability to grow. In any particular market, providers could demand higher payments or take other actions that could result in higher medical costs, less attractive service for our clients, or difficulty meeting regulatory or accreditation requirements.

Our ability to develop and maintain satisfactory relationships with providers also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels and other pressures on healthcare providers and consolidation activity among healthcare providers. The failure to maintain or to secure new cost-effective provider contracts may result in a loss of or inability to grow our client base, higher costs, healthcare provider network disruptions, less attractive service, and/or difficulty in meeting regulatory or accreditation requirements, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing 14 regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years, and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. However, any changes that lower reimbursements for our products or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.
The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

As a marketplace connecting patients seeking therapy with licensed therapists, we may be negatively impacted if our therapists are found to have violated laws protecting the privacy or security of patient health information, which could increase in our liabilities and harm our reputation or our business.
There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically, health plans, and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan.

Our therapists are covered entities and, as such, must comply with HIPAA and ensure that all aspects of their services comply with relevant HIPAA standards. They are subject to random audits by federal authorities, and enforcement by both state and federal regulators. They are also subject to investigation in response to complaints. If they are found to be in violation of the HIPAA requirements, they could be subject to civil or criminal 20 penalties as well as fines.

As an intermediary between patients and these therapists, we may be accused of being liable for any potential claims in regard to the violation of HIPAA standards that our therapists adhere to when providing mental health care, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. Non-U.S. privacy protection requirements such as the European Union's Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar or more severe penalties. These laws could create liability for us or increase our cost of doing business, and any failure to comply could result in harm to our reputation, and potentially fines and penalties.

We are subject to complex government healthcare legislation and reimbursement programs, as well as other cost-containment pressures.

Many of our services will be purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, including heath maintenance and managed care organizations. These third-party payers increasingly challenge pharmaceutical and medical device product pricing, which could result in lower reimbursement rates and a reduction in demand for our products. In addition, legislative and regulatory proposals and enactments to reform healthcare insurance programs could significantly influence the manner in which mental healthcare is delivered and purchased.

If growth in the number of clients and members on our platform decreases, or the number of products or services that we are able to sell to our clients and members decreases, due to legal, economic or business developments, our business, financial condition and results of operations will be harmed.

We currently generate most of our revenues from our health plan and enterprise clients which contracts are one to three years in length. We also generate revenues from members who purchase subscription access to our platform. These subscriptions generally have stated initial terms of one-to-six months and members may cancel their subscription at any time and will receive a pro-rata refund for the subscription price. Most of our clients and members have no obligation to renew their subscriptions for our services after the initial term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these clients. Additionally, as we grow our client and member bases, we will need to maintain and grow our network of providers. Certain of our providers are permitted to provide services on other platforms, and therefore, our success will be dependent on our ability to retain and recruit highly trained and licensed therapists, psychiatrists and other providers to our platform. Additionally, our future results of operations depend, in part, on our ability to expand our services and offerings, including broadening our continuum of care. If our clients and members fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to purchase new products and services from us, our revenue may decline or our future revenue growth may be constrained.

Additional factors that could affect our ability to sell products and services include, but are not limited to:

- price, performance and functionality of our solution;
- availability, price, performance and functionality of competing solutions;
- our ability to develop and sell complementary products and services;
- stability, performance and security of our hosting infrastructure and hosting services; and
- changes in healthcare laws, regulations or trends.

Any of these consequences could lower retention and have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party platforms such as the Apple App Store and Google Play App Store, to distribute our platform and offerings.

Our application is accessed, operated, and distributed through third-party platforms or marketplaces, including the Apple App Store and Google Play App Store. As a result, the expansion and prospects of our business and our apps depend on our continued relationships with these providers and any other emerging platform providers that are widely adopted by consumers. We are subject to the standard terms and conditions that these providers have for application developers, which govern the content, promotion, distribution and operation of apps on their platforms or marketplaces, and which the providers can change unilaterally on short or no notice.

Thus, our business could suffer materially if platform providers change their standard terms and conditions, interpretations or other policies and practices in a way that is detrimental to us or if platform providers determine that we are in violation of their standard terms and conditions and prohibit us from distributing our apps on their platforms. In addition, our business would be harmed if the providers discontinue or limit our access to their platforms or marketplaces; the platforms or marketplaces decline in popularity; the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies, including fees; the providers adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our apps in order to ensure that consumers can continue to access and use our virtual behavioral health services.

If alternative providers increase in popularity, we could be adversely impacted if we fail to create compatible versions of our apps in a timely manner, or if we fail to establish a relationship with such alternative providers. Likewise, if our current providers alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If our providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. In the past, some of these platforms or marketplaces have been unavailable for short periods of time. If this or a similar event were to occur on a short- or long-term basis, or if these platforms or marketplaces otherwise experience issues that impact the ability of consumers to download or access our apps and other information, it could have a material adverse effect on our brand and reputation, as well as our business, financial condition and operating results.

There may be adverse tax, legal and other consequences if the employment status of providers on our platform is challenged.

There is often uncertainty in the application of worker classification laws, especially in the medical field where individuals are required to hold professional licenses, and, consequently, there is risk that providers could be deemed to be misclassified under applicable law. We structure some, and in the future expect to structure most, of our relationships with our respective providers in a manner that we believe results in an independent contractor relationship, not an employee relationship. The tests governing whether a service provider is an independent contractor, or an employee are typically highly fact sensitive and vary by governing law. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that our providers are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. An actual or alleged misclassification determination creates potential exposure for us, including but not limited to: monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to minimum wage and overtime); claims for employee benefits, social security, Medicare, workers' compensation and unemployment; claims of discrimination, harassment and retaliation under civil rights laws; claims under laws pertaining to unionizing, collective bargaining and other concerted activity; and other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability. Such claims could result in monetary damages or other liability, and any adverse determination, including potentially the requirement for us to indemnify a user, could also harm our brand, which could materially and adversely affect our business, prospects, financial condition and results of operations. While these risks are mitigated, in part, by our contractual rights of indemnification against third-party claims, such indemnification agreements could be determined to be unenforceable or costly to enforce and indemnification under such agreements may otherwise prove inadequate. As a result, any determination that our providers are employees could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.

Our ability to conduct telehealth and teletherapy services through our network of providers in a particular jurisdiction is directly dependent upon the applicable laws governing remote care, the practice of medicine and healthcare delivery in general in such location, which are subject to changing political, regulatory and other influences. With respect to telehealth and teletherapy services, in the past, state medical boards have established new rules or interpreted existing rules in a manner that has limited or restricted our ability to conduct our business as it was conducted in other states. Some of these actions have resulted in the suspension or modification of our telehealth and teletherapy operations in certain states. However, the extent to which a jurisdiction considers particular actions or relationships to comply with the applicable standard of care is subject to change and to evolving interpretations by (in the case of U.S. states) medical boards and state attorneys general, among others, each with broad discretion. Accordingly, we must monitor our compliance with the law in every jurisdiction in which we operate, on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Although the COVID-19 pandemic has led to the relaxation of certain Medicare, Medicaid and state licensure restrictions on the delivery of telehealth and teletherapy services, it is uncertain how long the relaxed policies will remain in effect, and there can be no guarantee that such restrictions will not be reinstated or changed in a way that adversely affects our business.

Additionally, it is possible that the laws and rules governing the practice of medicine, including remote care and prescribing medication online, in one or more jurisdictions may change in a manner deleterious to our business. For instance, a few states have imposed different, and, in some cases, additional, standards regarding the provision of services via telehealth and teletherapy. Some states impose strict standards on using telehealth and teletherapy to prescribe certain classes of controlled substances that can be commonly used to treat behavioral health disorders. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we or our affiliated medical group were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

Our use and disclosure of personal information, including PHI, personal data, and other health information, is subject to state, federal or other privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and member bases and revenue.

The privacy and security of personal information stored, maintained, received or transmitted electronically is an enforcement priority in the United States and internationally. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, any failure or perceived failure to comply with such requirements may result in proceedings or actions against us by government entities or private parties, or could cause us to lose clients or members, any of which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Any allegations about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

In the United States, numerous federal and state laws and regulations govern collection, storage, dissemination, use, retention, transfer, disposal, security and confidentiality of personal information, including HIPAA; U.S. state privacy, security and breach notification and healthcare information laws; the California Consumer Protection Act ("CCPA"); and other data protection laws.

HIPAA requires us to maintain policies and procedures governing PHI that is used or disclosed, and to implement administrative, physical and technical safeguards to protect PHI, including PHI maintained, used and disclosed in electronic form. Ongoing implementation and oversight of these measures involves significant time, effort and expense. HIPAA also requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. Further, if a breach affects 500 patients or more, it must be reported to the U.S. Department of Health and Human Services Office ("HHS") without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI or following a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. HIPAA also authorizes state attorneys general to file suit on behalf of their residents and HIPAA's standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws.

Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 90.56% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no

ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form C. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors."

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THE COMPANY



Business & Anticipated Business Plan


*Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and its future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.*

Rachel Edenfield, co-founder of Swell Health, comes from a military family and experienced first-hand the negative mental health consequences that the military community face. Along with her own personal experiences managing her own mental health, she turned to the internet and discovered the principles of Exposure & Response Prevention Therapy, where she learned about meditation's positive effects on mental health. Years before founding Swell Health, Rachel's social work allowed her to witness how difficult it was for individuals to access mental health resources. After her social work, she then joined the tech-scene and focused on product development for public health and safety products. At this time, the theme of inaccessible and ineffective mental health care became more evident within her personal life. After working on combat readiness with the military and noticing the lack of mental health solutions for the military community, Rachel decided the core issues of inaccessible and inadequate mental health care needs to be addressed and she founded Swell Health whose care target market is the military community. The Company started and is currently working with military members at Fort Campbell in Tennessee, which has showed promising traction, and also works with military members based out of Kentucky. In less than a year, Swell's therapists have delivered over 750 therapy sessions to the military community. All of its therapy sessions are delivered online.

One way Swell has found early success in their word-of-mouth marketing strategy has been through the creation of support groups and free wellness events on base. Swell believes strong supportive communities are essential to fostering better mental health for military families. They created "Swell Circles" to fill this need and build brand awareness at the same time. Swell Circles are on-base event-driven community support groups created for military families. They're focused on promoting mental health awareness among the military community and fostering healthy relationships. Community leaders are most commonly spouses of military members.

As a marketplace, Swell connects patients with licensed therapists. Swell primarily hires licensed therapists as independent contractors, however, has full-time therapists on staff to facilitate the early stages of growth. Once therapy is delivered by the licensed therapist, Swell then pays the therapists a portion of the proceeds generated from each session. Swell collects revenue from both patients (if they are paying out of pocket) and TRICARE—the military's insurance payer— and Humana Military—a health services administrator of TRICARE East, which administers TRICARE within eastern U.S. states.

Current products:

1. *Therapy+*

Its flagship product, Therapy+, is a mobile-based platform that connects Swell therapists with the military community. With Therapy+, users can easily sign up and schedule their first and subsequent therapy sessions all through their mobile phones. Each therapy session is 55 minutes long and is delivered 100% through a mobile device, enabling convenient healthcare access for any military member needing treatment.

Compared to traditional therapy, Swell's licensed therapists provide their patients with app-based modules and daily exercises designed specifically for each patient. Swell's therapists are also trained to use evidence-based practices that are backed by scientific research in order to provide patients with the best treatment method that fits their unique health situation.[4] Currently, Swell only supports Tennessee- and Kentucky-based patients, and expects to expand into other states as it scales its platform.

Future products:

2. *Self-Guided Care (in development, target launch date of January 2024)*

Swell expects to develop two new products that will be complementary to Therapy+. The first of these products is a Self-Guided Care program, which is "therapy without the therapist". Self-Guided Care is expected to be designed to be more accessible (not state-dependent) and interventional following mental health episodes. Whether a military member or family member is feeling stressed, anxious, depressed, or experiencing other mental health issues, Self-Guided Care's therapy modules plan to be designed to be a readily accessible interventional therapy product to temporarily treat mental health issues. While not yet developed, Swell expects to use a combination of artificial intelligence (AI) -powered,

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[4] https://www.lyrahealth.com/blog/what-is-evidence-based-practice-and-why-is-it-important/

text- and video-based learning modules and activities to teach psychodynamic and cognitive behavioral therapy skills to the user.

3. *Preventative Care (not yet developed, target launch date in 2025)*

Preventative Care is the second product Swell expects to develop in the future. Similar to Self-Guided Care, Preventative Care is going to be designed to stave off mental health issues by building mental resiliency. As a preventative product, users will be able to use this whether or not they are experiencing mental health issues. It may also feature AI-powered text- and video-based modules designed to enable users to utilize science-based approaches to living a more fulfilling life.

In January 2023, Swell released a beta test for Therapy+ and has since been developing the product from each session delivered. By the end of 2023, the company has plans to continue to develop the therapy side of the platform, which will be designed to enable licensed therapists not currently contracted by Swell to apply and sign up to deliver care. Self-Guided Care and Preventative Care products are expected to be developed in 2024 and 2025, respectively. Notwithstanding the development of those two products, military base expansion is critical for the Company's success. It expects to expand its base footprint into Fort Knox, which is in Kentucky, in 2024 and additional bases thereafter.

Swell Health's primary competitors are telehealth and teletherapy companies including Cerebral, One Medical, Teladoc Health, and Talkspace. Compared to these competitors, Swell Health believes mental health care delivered to the military community should be tailored to their specific and unique life situations (frequent moving, in-combat experiences, etc.). The Company therefore believes its teletherapy marketplace is differentiated compared to "one-size-fits-all" approaches to online mental health care services. The Company also competes with Telemynd, one of the Company's most direct competitors, since Telemynd is a TRICARE-covered tele-behavioral health services company. This is especially relevant since insurance coverage can directly impact a patients' access to health services. Swell Health believes its on-base go-to-market strategy is a key differentiator, along with its mobile distribution strategy.

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Products & Services

Product / Service	Development Stage	Description	Market
Therapy+	Developed	Mobile-based platform that connects Swell therapists with the military community.	U.S. military community
Self-Guided Care	Pending development	Self-guided therapy modules designed treat mental health temporarily.	U.S. military community
Preventative Care	Pending development	Self-guided therapy modules to build mental health resiliency (preventative treatment).	U.S. military community

Intellectual Property

None.

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation(s)	Business Experience
Rachel Edenfield	Chairperson of the Board, Treasurer, Secretary	CEO, CFO, President May 2022 – Present Oversees product development and growth.	*Swell Health* *May 2022 – Present* Teletherapy CEO, CFO, President, Chairperson of the Board, Treasurer, Secretary	*Swell Health* *May 2022 – Present* CEO, CFO, President, Chairperson of the Board, Treasurer, Secretary *Athos* *June 2021 – December 2021* Product Lead

		Leads fundraising efforts Oversees general business and company operations.		*Kinsa* *September 2020 – July 2021* Product Lead
Brian Rothenberg	Director	N/A	*Defy.VC* *April 2019 – Present* Early-stage venture Partner	*Defy.VC* *April 2019 – Present* Partner *Swell Health* *May 2022 – Present* Director
William (Garrett) Smith	Director	N/A	*Reveal Technology* *December 2018 - Present* Data intelligence CEO, Founder, and Chairman of the Board *U.S. Marine Corps.* *January 2022 – Present* Defense Major, Head of UxS (Unmanned systems) Section, Marine Innovation Unit	*Reveal Technology* *December 2018 - Present* CEO, Founder, and Chairman of the Board *U.S. Marine Corps.* *January 2022 – Present* Major, Head of UxS (Unmanned systems) Section, Marine Innovation Unit *Fairwater Labs* *August 2020 – Present* Director *DFL Technology* *March 2021 – Present* Director *Swell Health* *March 2022 – Present* Director
James (Jim) Hughes	N/A	VP of Engineering Oversees technology evolution of the marketplace Acts as technical support to fix issues with the platform Drives technology product roadmap	*Google* *March 2020 – Present* Search engine Senior Engineering Manager *Swell Health* June 2023 - Present Teletherapy VP of Engineering	*Google* March 2020 – Present Senior Engineering Manager *Swell Health* June 2023 - Present VP of Engineering

Legal Matters

<u>Covered Persons</u>

Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

<u>Governmental/Regulatory Approval and Compliance</u>
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

<u>Litigation</u>
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

<u>Indemnification</u>
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

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DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Results of Operations

Prior to the beta release of Therapy+, Swell began generating revenue from therapy sessions delivered by one of its full-time therapists through a third-party HIPAA compliant platform. Up until the Therapy+ beta release in January 2023, Swell was applying for its NPI number it currently holds today. Following the beta release of Therapy+ in January 2023, the company has substantially increased its revenue. Through the first eight months of 2023, Swell generated over $47,000 of revenue from hundreds of therapy sessions. While operating at a loss, Swell believes its initial traction is a testament to its ability to acquire customers (patients) and effectively provide care via its mobile marketplace.

The Company does not expect to achieve profitability in the next twelve (12) months and intends to focus on the following: Continue building our relationships with military members at Fort Campbell, expand into Fort Knox, hire additional therapists, and build the Self-Guided Care product.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

We may receive additional capital during the Offering from outside investors, which will improve our liquidity. We may issue SAFEs with a $6.5 million valuation cap and 10% discount rate in connection to this funding amount. The total funding amount is not known and is not guaranteed.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

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THE OFFERING

The Company is offering up to 1,000,000 in principal amount of Crowd Notes for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 1, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Valley Bank, a division of First Citizens Bank & Trust Company, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering related to the purchase and sale of the Securities.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

_____

**THE SECURITIES**

We request that you review the Crowd Note and Subscription Agreement in conjunction with the following summary information.

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

**Definitions**

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount   10%

Interest Rate   n/a

Valuation Cap $6.5 million for first $250,000 invested, $8 million thereafter

Major Investor. An investor who invests at least $25,000 in this Offering.

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(A) the product of (1) one minus any applicable Discount, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Conversion Shares. Shares of our preferred stock that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i) closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) initial public offering, liquidation, dissolution or winding up of our company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

Outstanding Principal. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Shares equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred stock upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2X) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

USE OF PROCEEDS

Swell plans to use proceeds from the Offering for additional working capital required for marketing, advertising, expanding its sales team, software maintenance, and legal expenditures, all of which are necessary to continue operations, enhance product offerings, strengthen customer relationships, and navigate the complexities of the evolving animation industry.

The percentage allocated to each Company initiative may vary depending on proceeds raised.

	Aggregate Minimum Offering Amount	**Aggregate Maximum Offering Amount**
Total Proceeds	$ 25,000.00	$ 1,000,000.00
(Intermediary Fees)	$ (1,250.00)	$ (50,000.00)
(Escrow Fees)	$ (1,000.00)	$ (3,500.00)
Net Proceeds	$ 22,750.00	$ 946,500.000

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

Target Offering Amount Chart



Minimum
10%
90%
Staffing
Customer Acquisition

Maximum Offering Amount Chart



Maximum
1%
2%
1%
5%
91%
Staffing
Customer Acquisition
Infrastructure and Software
Office space
General Working Capital

Staffing
Payroll costs associated with full-time engineers, marketing, and product development hires, along with current team salaries.

Customer Acquisition
Direct marketing costs through events, print media, partnerships, and community engagements.

Infrastructure and Software
Product technology costs, including server and software expenses.

Office Space
Establishment costs for a small office in Kentucky for the team.

General Working Capital
General working capital needs, which include upfront payments to therapists ahead of TRICARE reimbursements.

_____

CURRENT OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (assume converted prior to Offering)
Common Stock	8,021,979 shares	2,469,792 shares	1 vote per share	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	55.25%
Preferred Stock	1,978,021 shares	1,978,021 shares	1 vote per share	Original issue price $0.2022 1x liquidation preferred Non-participating	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	44.25%
SAFE [1]	$30,000.00	$30,000.00	None	$8M Post-Money Cap 10% discount rate	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts these SAFEs.	0.50%

(1) In the event of an equity financing, the SAFEs will convert into a number of shares of preferred stock at a price equal to the lower of (i) a 10% discount to the price paid per share for preferred stock by the investors in the equity financing, or (ii) a price per share calculated by dividing the applicable valuation cap ($8 million) by the total number of shares of company stock issued and outstanding on a fully diluted basis immediately prior to the equity financing.

Securities Reserved for Issuance upon Exercise or Conversion

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify the Offering Securities	Ownership percentage if exercised prior to Offering
Options – common stock	1,486,252	0	None	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	0%

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Rachel Edenfield, Fairwater Labs LLC, and Defy Partners II LP.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Rachel Edenfield	Common Stock	1,550,000	34.85%
Fairwater Labs LLC	Preferred Stock	494,505	22.36%
Defy Partners II LP	Preferred Stock	1,483,516	33.35%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
09/21/2023	4(a)(2)	Promissory note	$50,000.00	Operating Capital
05/17/2023	4(a)(2)	SAFE	$30,000.00	Operating Capital
06/16/2022	4(a)(2)	Preferred stock	$400,000.00	Operating Capital

Material Terms of Any Debt

In addition to the convertible notes previously detailed, the Company owes the following:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Fairwater Labs LLC	$50,356.16	10%	4/21/2024	Promissory note accruing 10% of interest per annum with a maturity date on April 21, 2024. Principal payment and interest can be deferred until the maturity date. Swell Health can pre-pay the loan, including any principal and accrued interest, before the maturity date without penalty. The total principal and interest due on the maturity date is $52,916.67. See "Related Party Transactions" for additional information.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Fairwater Labs LLC	20%+ equity owner	$50,000.00	Promissory note accruing 10% of interest per annum with a maturity date on April 21, 2024. Principal payment and interest can be deferred until the maturity date. Swell Health can pre-pay the loan, including any principal and accrued interest, before the maturity date without penalty. The total principal and interest due on the maturity date is $52,916.67.

_____

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Rachel Edenfield
(Signature)

Rachel Edenfield
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rachel Edenfield
(Signature)

Rachel Edenfield
(Name)

Chief Executive Officer
(Title)

October 27, 2023
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

Sage Health Labs, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sage Health Labs, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 17, 2023

Vincenzo Mongio

Statement of Financial Position
in USD

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	239,651
Accounts Receivable	3,425
Total Current Assets	243,076
Non-current Assets	
Other Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	243,076
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	7,847
Total Current Liabilities	7,847
Long-term Liabilities	
Other Liabilities	-
Total Long-Term Liabilities	-
TOTAL LIABILITIES	7,847
EQUITY	
Common Stock	5
Preferred Stock	399,956
Additional Paid in Capital	44
Accumulated Deficit	(164,776)
Total Equity	235,229
TOTAL LIABILITIES AND EQUITY	243,076

Statement of Changes in Shareholder Equity
in USD except share amounts

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 5/4/2022	-	-	-	-	-	-	-
Issuance of Common Stock	3,600,000	5	-	-	-	-	5
Issuance of Preferred Stock	-	-	1,978,021	399,956	44	-	400,000
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-			-	(164,776)	(164,776)
Ending Balance 12/31/2022	3,600,000	5	1,978,021	399,956	44	(164,776)	235,229

Statement of Operations
in USD

	Year Ended December 31, 2022
Revenue	3,425
Cost of Revenue	
Gross Profit	3,425
Operating Expenses	
Advertising and Marketing	2,117
General and Administrative	52,923
Research and Development	111,836
Rent and Lease	1,539
Total Operating Expenses	168,416
Operating Income (loss)	(164,991)
Other Income	
Interest Income	-
Other	215
Total Other Income	215
Net Income (loss)	(164,776)

Statement of Cash Flows
in USD

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(164,776)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	7,847
Accounts Receivable	(3,425)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,422
Net Cash provided by (used in) Operating Activities	(160,354)
FINANCING ACTIVITIES	
Issuance of Common Stock	5
Issuance of Preferred Stock	400,000
Net Cash provided by (used in) Financing Activities	400,005
Cash at the beginning of period	-
Net Cash increase (decrease) for period	239,651
Cash at end of period	239,651

Sage Health Labs, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sage Health Labs, Inc. ("the company") was formed in Delaware on May 4th, 2022. The Company plans to earn revenue using a SAAS platform that connects military families with therapists through telehealth and combines evidence-based therapy principles with technology to teach therapy skills to people who can't access a therapist. The Company's headquarters is in Louisville, Kentucky. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company's primary performance obligation is to provide diagnostic evaluation and behavioral therapy to clients. The company generates revenues by providing telehealth mental health services. Revenue is recognized at the time of service. The company's cash and copay payments are generally collected at the time of service, and insurance payments are invoiced and collected from the insurer generally within 30 days upon the completion of each therapy session.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has set aside 356,044 shares of Common Stock for issuance under its 2022 Stock Plan. As of December 31st, 2022, no shares have been issued under the plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The spouse of the CEO serves as an unpaid medical advisor to the Company.

See "Note 7 – Subsequent Events".

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

On May 25, 2022, the Company entered into a Coworking space lease agreement with CIC Innovation Communities, LLC, and has agreed to pay a monthly rent of $400.

On September 8, 2022, the Company entered into a Coworking space lease agreement with The PRESS and has agreed to pay a monthly rent of $114.

Lease Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	6,168
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

See "Note 7 – Subsequent Events".

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	51,666
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 8,021,979 of common shares with a par value of $0.00001 per share. 3,600,000 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,978,021 of preferred shares with an original issue price of $0.2022 per share. 1,978,021 shares were issued and outstanding as of 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series pre-seed preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 17, 2023, the date these financial statements were available to be issued.

The company dismissed an officer in June 2023 and subsequently repurchased 1,486,252 unvested common shares.

Fairwater, a shareholder of the Company, loaned the Company $50,000, with a 10% interest rate, as part of a bridge loan in September 2023. The Company must pay a lump sum to be made in full, principal and interest included, of $51,666 on January 21st, 2024.

During 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $30,000, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 90% discount rate. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8,000,000.

NOTE 8 – GOING CONCERN
The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Company Summary





Company: Swell Health

Market: Teletherapy

Product: Teletherapy platform for military community members

Company Highlights

- Teletherapy platform for the military community that has grown its active user base by more than 30% each month since launch in January 2023 (through September 2023)
- Conducted over 750 therapy sessions since the launch of its mobile-based teletherapy product Therapy+ in January 2023 (through October 23, 2023)
- Established insurance contracts with military community insurance provider TRICARE that serves ~9.5 million beneficiaries[i ii] and health benefits administrator Humana Military
- Raised $400,000 from early-stage venture firms Defy.VC and Fairwater Labs since inception

WHY IT'S INTERESTING

The military community, consisting of active members, retired members, and their families, are at a crossroads today when managing their mental health. Compared to U.S. civilians, U.S. soldiers are five times more likely to develop major depressive disorder.[iii] As for veterans, depression and other mental health disorders are a foundational issue contributing to suicide,[iv] as approximately 17 U.S. veterans commit suicide every single day.[v] Soldiers' immediate families are also at greater risk of developing mental health disorders compared to civilian families.[vi vii] According to a 2015 study, military women that have been diagnosed with postpartum depression are 42 times more likely to develop suicidality compared to their civilian counterparts.[viii] However, mental health treatment for the military community can be inaccessible and ineffective despite having government insurance (TRICARE) to cover such care.[ix x xi] Swell Health is aiming to tackle this issue within the $30 billion U.S. teletherapy market, which is expected to grow by 22.9% over the upcoming years.[xii]

Sage Health Labs (Swell Health or Swell) was founded in 2022 to change the way mental healthcare is delivered to service members and their families. Swell is a marketplace that connects the military community with licensed therapists through its teletherapy product Therapy+. Specifically educated to treat the military community, Swell's therapists have conducted over 750 sessions with military community members since the launch of its mobile-based Therapy+ product in January 2023 (through October 23, 2023). The company attributes this growth to its contracts with military insurance provider TRICARE, which enables military members and their families to seek mental health help at little to no cost to them. The company believes its traction in only eight months since its beta release is a testament to the product itself, which is why it is raising additional capital to expand its



product line and state footprint beyond Tennessee and Kentucky. Swell is raising up to $1 million in its Regulation Crowdfunding campaign to grow its current platform in order to service any military community member throughout the U.S.

Video / Pitch Deck

EXECUTIVE SNAPSHOT

Rachel Edenfield, co-founder of Swell Health, comes from a military family and experienced first-hand the negative mental health consequences that the military community face. Along with her own personal experiences managing her own mental health, she turned to the internet and discovered the principles of Exposure & Response Prevention Therapy, where she learned about meditation's positive effects on mental health. Years before founding Swell Health, Rachel's social work allowed her to witness how difficult it was for individuals to access mental health resources. After her social work, she then joined the tech-scene and focused on product development for public health and safety products. At this time, the theme of inaccessible and ineffective mental health care became more evident within her personal life. After working on combat readiness with the military and noticing the lack of mental health solutions for the military community, Rachel decided the core issues of inaccessible and inadequate mental health care needs to be addressed and she founded Swell Health whose care target market is the military community.

Founded in 2022, Swell Health is a marketplace that connects the military community, including active-duty, veterans, and their families, with licensed therapists (currently only Tennessee and Kentucky) through its mobile application Therapy+. The company contracts with licensed and experienced therapists in the states of Tennessee and Kentucky who are trained in a variety of modalities, including cognitive-behavioral therapy (CBT), psychodynamic therapy, and interpersonal therapy. The company's flagship product, Therapy+, is its teletherapy service, in which military community members can connect with therapists trained to treat a variety of mental health conditions such as depression, anxiety, stress, and Post-Traumatic Stress Disorder (PTSD), all from their mobile phone. Each 55-minute therapy session is designed to specifically treat the mental conditions that the military community faces and provide patients with practical, science-backed skills to practice in their daily lives.[xiii] Looking ahead, the company is aiming to develop its platform with interventional and preventative self-guided training modules to further make mental health care more accessible to the military community, furthering its mission to treat the military community who are often left with inadequate treatment options.[xiv xv]

PERKS

In addition to the perks below, investors that purchase the first 250,000 Crowd Notes, and thereby fund the first $250,000, will receive Crowd Notes with a conversion provision based on a $6.5 million valuation cap instead of an $8 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into units of non-voting preferred stock at a price based on the lower of (A) a 10% discount to the price per share for preferred stock by investors in the equity financing or (B) the price per share paid on a $8 million or $6.5 million valuation cap. Please refer to the Crowd Note(s) for a complete description of its terms, including the conversion provisions.

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits and are not inclusive of lower perk tiers



unless otherwise noted.

- $500 - $4,999 – Swell swag box (stickers, a Swell T-shirt, and a Swell bag) + Free access to our self-guided care programs when we launch
- $5,000 - $14,999 – Battle buddy swag box (2 special-edition "battle buddy" Swell sticker packs, 2 regular sticker packs, 2 Swell Hoodies, 2 Swell T-shirts, and 2 Swell bags) + Free access to our self-guided care programs for you and a friend when we launch
- $15,000 - $24,999 – The $5,000+ perk package + Strategy call with the team
- $25,000 - $99,999 – The $15,000+ perk package + Pick our next self-guided care program topic (ex: depression, couples, ADHD, etc.)
- $100,000+ – The $15,000+ perk package + Pick one of the first 20 bases we launch in

COMPANY SUMMARY

Opportunity

Mental health care for the U.S. military community (active, retired, and family members of active and retired service members) is sparse. According to the Military Family Advisory Network's (MFAN) 2021 results for its Military Family Support Programming Survey, 50% of the military reported not having access to mental health care. To deliver care in the modern age, teletherapy can increase access to those in need. For instance, of those military community members that did have access, over 30% have used teletherapy. [xvi] This can be especially important given the high rates of mental health trauma including depression and PTSD among military community members, as U.S. soldiers have five times higher rates of major depressive disorder compared to U.S. civilians.[xvii] Trauma exudes into their immediate family, as well. According to a 2015 study, military wives were 50% more likely to develop mental illness compared to other married women.[xviii] Of those military women that have been diagnosed with postpartum depression, they are 42 times more likely to develop suicidality compared to their civilian counterparts.[xix]

When looking for care, the military community has reported being left with inadequate and inaccessible treatment options. The 2021 MFAN survey also revealed that over 25% of the military community reported encountering poor quality mental health care. An additional 23% reported encountering providers that did not accept TRICARE, negative stigmas or career implications to receiving care, and lack of specialized care when looking for mental health treatment.[xx] Moreover, over a third of the military community reported not having access to adequate psychiatric care despite having government insurance to cover psychiatric services.[xxi]

Swell Health is aiming to increase access and the effectiveness of mental health care for the U.S. military community through its teletherapy product specifically focused on treating the unique mental health needs of the military community. With its teletherapy product Therapy+, Swell Health has recruited a team of therapists educated in the life experiences that military members and their families are accustomed to. By being specifically educated in this regard, Swell Health is able to bring a level of personalized care to a unique community that faces varying challenges in their lives that civilians may not experience.





Current Product

Therapy+

Its flagship product, Therapy+, is a mobile-based platform that connects Swell therapists with the military community. With Therapy+, users can easily sign up and schedule their first and subsequent therapy sessions all through their mobile phones. Each therapy session is 55 minutes long and is delivered 100% through a mobile device, enabling convenient healthcare access for any military member needing treatment.

Compared to traditional therapy, Swell's licensed therapists provide their patients with app-based modules and daily exercises designed specifically for each patient. Swell's therapists are also trained to use evidence-based practices[xxii] that are backed by scientific research in order to provide patients with the best treatment method that fits their unique health situation.[xxiii] Currently, Swell only supports Tennessee- and Kentucky-based patients, and expects to expand into other states as it scales its platform.




Swell Circles

One way Swell has found early success in their word-of-mouth marketing strategy has been through the creation of support groups and free wellness events on base. Swell believes strong supportive communities are essential to fostering better mental health for military families. They created "Swell Circles" to fill this need and build brand awareness at the same time. Swell Circles are on-base event-driven community support groups created for military families. They're focused on promoting mental health awareness among the military community and fostering healthy relationships. Community leaders are most commonly spouses of military members.

Future Products

Self-Guided Care (in development, target launch date in January 2024)

Swell expects to develop two new products that will be complementary to Therapy+. The first of these products is a Self-Guided Care program, which is "therapy without the therapist". Self-Guided Care is expected to be more accessible (not state-dependent) and interventional following mental health episodes. Whether a military member or family member is feeling stressed, anxious, depressed, or experiencing other mental health issues, Self-Guided Care's therapy modules plan to be a readily accessible interventional therapy product to temporarily treat mental health issues. Swell expects to use a combination of artificial intelligence (AI) -powered, text- and video-based learning modules and activities to teach psychodynamic and cognitive behavioral therapy skills to the user.

Preventative Care (not yet developed, target launch date in 2025)

Preventative Care is the second product Swell expects to develop in the future. Similar to Self-Guided Care, Preventative Care plans to be designed to stave off mental health issues by building mental resiliency. As a preventative product, users are expected to be able to use this whether or not they are experiencing mental health issues. It plans to also feature AI-powered text- and video-based modules designed to enable users to utilize science-based approaches to living a more fulfilling life.

Use of Proceeds

If Swell raises the minimum ($22,750 net of fees) or the maximum ($946,500 net of fees) offering amount, it intends to use the proceeds as follows:*



Minimum
10%
90%
Staffing
Customer Acquisition

Maximum
1%
2%
1%
5%
91%
Staffing
Customer Acquisition
Infrastructure and Software
Office space
General Working Capital

**Percentages are rounded to the nearest whole number*

- **Staffing:** Payroll costs associated with full-time engineers, marketing, and product development hires, along with current team salaries.
- **Customer Acquisition:** Direct marketing costs through events, print media, partnerships, and community engagements.
- **Infrastructure and Software:** Product technology costs, including server and software expenses.
- **Office Space:** Establishment costs for a small office in Kentucky for the team.
- **General Working Capital:** General working capital needs, which include upfront payments to therapists ahead of TRICARE reimbursements.

Product Roadmap

In January 2023, Swell released a beta test for Therapy+ and has since been developing the product from each session delivered. By the end of 2023, the company has plans to continue to develop the therapy side of the platform, which will be engineered to enable licensed therapists not currently contracted by Swell to apply and sign up to deliver care. In the following years, the company plans to:



MicroVentures

2024	2025	2026
Roll out Swell's Self-Guided Therapy to military spouses everywhere.	Rollout Self-Guided Care beta to an Army command	Expand access to Self-Guided Care throughout the Army
Add "homework assignment" capabilities for therapists and their clients.	Develop first Preventative Care program	Add Continuing Education Unit portal for treatment planners for therapists
Add therapist filtering by location and sub-specialty	Build onboarding education portal for therapists, which will include self-paced military training and other skill uptraining	Develop Preventative Couples program
Develop and roll out two additional self-guided therapy programs	Secure contract for Self-Guided Care with the VA	Develop Swell Maintenance program
Negotiate higher TRICARE contract payments	Scale at Fort Knox and Fort Campbell	Launch at two new bases in two different states
Launch next base (Fort Knox)	Launch at an additional military base	Launch TRICARE overseas
Onboard 40-50 additional therapists to the platform	Publish at least one efficacy study	Onboard 130 – 150 additional therapists
	Onboard 60-70 additional therapists	

Business Model

Swell operates a marketplace that connects patients with therapists. The company itself is not a licensed healthcare provider, however it is able to contract with insurance providers (currently TRICARE and Humana Military) since it holds a National Provider Identifier (NPI)[xxiv] and employs licensed healthcare providers as independent contractors. In doing so, it can bill insurance providers for therapy delivered by its licensed therapists.

On the demand side (patients), Swell collects either cash payments from the patient or reimbursements from a health insurance provider (Swell accepts TRICARE and Humana Military). Pricing may vary depending on session length and payment method, with 55-minute sessions costing as little as $0 and up to $37 for TRICARE members. If a patient is covered by insurance, Swell bills the insurer for the cost of the session. On the supply side (therapists), Swell's therapists are treated as independent contractors and receive 65% of the payments received by Swell from either the patient (if paid with cash) or TRICARE.

In order to provide therapy in a given state, a therapist must be licensed in that state. Swell's therapists are licensed in Tennessee and Kentucky. To expand into other states, Swell aims to expand licensing opportunities for



full-time therapists in the early phase of state expansion. For instance, if the company chooses to expand into Texas, instead of contracting with Texas-licensed therapists immediately, it may sponsor the Texas licensure of full-time therapists directly employed by Swell and subsequently contract with licensed therapists in Texas.

For Swell's two other products yet to be developed—Self-Guided Care and Preventative Care— it expects to fund the development and deployment by applying for Department of Defense (DoD) grants and then seek long-term contracts with the DoD, VA, and TRICARE in order to provide these products to the military community.

USER TRACTION

Swell has delivered over 750 therapy sessions throughout 2023 (through October 23). In September 2023, the company ended the month with a record number of monthly sessions delivered at 128. Since its beta launch in January 2023, in which 16 therapy sessions were delivered, Swell has seen an average monthly growth rate of ~30% within the first three quarters of the year (measured by the number of sessions delivered from January to September 2023). The company believes this level of growth at the product's stage is a testament to the efficacy of its services and overall marketplace.




Insurance Providers

A critical component of its marketplace is its ability to accept insurance. Not only is this beneficial to acquire customers (patients) but it is also important when recruiting contractors (therapists). Currently, the company accepts TRICARE and Humana Military insurance payments and aims to accept additional insurance payers in the future. In order to accept these and other insurance payments, the company enters into a contract with the insurance provider. Despite not being a licensed healthcare provider, the company's contractual employment of licensed healthcare providers enables it to bill insurance companies for their services.

TRICARE is the Department of Defense's health care program for uniformed service members, retired servicemen and servicewomen, and their families. As the U.S. Military's insurance payer, Swell's contract with TRICARE and its affiliate (Humana Military, a self-service healthcare provider under TRICARE East) is a fundamental component to its business, enabling covered military families with the benefit of free to reduced cost mental healthcare.[xxv]



 

Prior to the beta release of Therapy+, Swell began generating revenue from therapy sessions delivered by one of its full-time therapists through a third-party HIPAA compliant platform. Up until the Therapy+ beta release in January 2023, Swell was applying for its NPI number it currently holds today. In 2022, the company brought in over $3,600 in revenue from these sessions. Following the beta release of Therapy+ in January 2023, the company has substantially increased its revenue. In 2023 (through August), the company has brought in over $47,000 in revenue and ended August 2023 with a record $10,594 in revenue, which came from 125 therapy sessions. Month-over-month, the company has grown revenue by 46% since beginning therapy sessions in October 2022. As a percentage of total revenue, approximately two-thirds come from insurance payments and the remaining one-third come directly from patients.



The company's operating expenses tend to fluctuate based on the volume of therapy sessions delivered, as a majority of the company's total operating expenses are payroll-related. For instance, the company's operating expenses generally increased from October 2022 through January 2023 as the company completed an increasing number of therapy sessions. Additionally, the company saw a spike in therapy sessions in May 2023, which contributed to the expense spike seen in the chart below.





Swell is currently operating at a loss as it scales its platform. As seen in the chart below, it has incurred increasing losses from October 2022 through March 2023. Its net losses have nominally improved since then as it has delivered an increasing number of therapy sessions recently compared to when Therapy+ was first rolled out. The sharp spike in July 2023 is attributable to an abnormal professional service expense of $7,500. Within 2023, the company averaged a monthly cash burn of roughly $28,000 a month and had ~$71,000 of cash on hand as of September 2023.





Telehealth

Telehealth uses information and communication technology to overcome distance barriers to help improve access to healthcare. The global telehealth market size was valued at $128.12 billion in 2022 and is projected to grow to over $500 billion by 2030, representing a compounded annual growth rate (CAGR) of 19.7%. The COVID-19 pandemic unsurprisingly opened up demand for the telehealth market, as individuals turned to teleconsultation to address their health concerns amid social distancing measures. Not only can telehealth be a more accessible medium to deliver healthcare, but the economics of telehealth solutions could help drive down total healthcare costs.[xxvi]

Within the U.S. specifically, the telehealth market was estimated to be nearly $30 billion in 2022 and is expected to grow faster than the global market rate at 22.9% by 2030. One of the major factors contributing to this growth within the U.S. is the scarcity of healthcare specialists and primary care physicians. Additionally, major investments from the government into digital health and virtual care solutions are expected to drive this market. Lastly, the prevalence of digital technology, in particular mobile phones, within the U.S. may enable this market to thrive, as it's estimated four in five U.S. individuals aged between 18 to 49 own smartphones.[xxvii]



Military Community + Healthcare Access

Military-affiliated populations can be affected by access inequity in mental health care, especially in historically underserved areas. This is due to a number of factors, including longer treatment times, especially in areas where



military families congregate (around bases)[xxviii] and inability to use TRICARE at some providers.[xxix] Military service members and their families generally have higher mental health care needs than the civilian population, and they also have unique challenges to access mental health care services due to military deployments, other high-risk and stressful activities associated with their jobs, frequent relocations, and family member absences.[xxx]

However, receiving mental healthcare has historically been difficult for military members and their families. According to the Military Family Advisory Network's 2021 results for its Military Family Support Programming Survey, 50% of the military community (active, retired, and family members of active and retired service members) reported not having access to mental health care. Of those that did have access, over 30% have used teletherapy. [xxxi] This is especially important given the high rates of mental health trauma, including depression and PTSD, among military community members. For instance, U.S. soldiers have five times higher rates of major depressive disorder compared to U.S. civilians.[xxxii] Trauma exudes into their immediate family, as well. According to a 2015 study, military wives were 50% more likely to develop mental illness compared to other married women.[xxxiii] Of those military women who have been diagnosed with postpartum depression, they are 42 times more likely to develop suicidality compared to their civilian counterparts.[xxxiv]

Venture Financing

Swell competes within the broader health technology industry which recorded $39.68 billion in venture financing in 2022. The total funding declined from a record year in 2022, however, nearly doubled from pre-COVID (2019) levels of $20.86 billion. Additional metrics from the industry's venture capital financing activity include:

- Median deal size reached an all-time high of $1.99 million in 2022, increasing 10.6% year-over-year
- Median post-money valuation was a record $21.83 million in 2022
- $217.45 billion was invested across 37,330 deals from 2012 through 2022



Capital Invested and Deal Count in the Health Technology Industry, 2012-2022

Source: PitchBook Data, Inc.



Cerebral: Founded in 2020, Cerebral is a mental health subscription platform that provides customers with access to online therapy, medication management, and care counseling. Cerebral's providers are licensed and experienced in a wide range of mental health specialties, including anxiety, depression, relationships, trauma, and more. Users can select among three subscription options, depending on their healthcare needs. For therapy-only, users pay $295 a month, which comes with weekly 45-minute sessions. Users can also select a medication option, which costs $99 a month, and users receive an initial assessment, regular check-ins, and medication shipped directly to their door. For users needing both therapy and medication services, Cerebral offers a combined service that is priced at $365 a month. Cerebral prides itself on accessible and quick care and reports 93% of medication plan clients have their first appointment within the first 14 days and 70% of clients reported their depression improved within 12 weeks.[xxxv] In December 2021, the company raised $300 million in its Series C funding round led by SoftBank Vision Fund 2, which valued the company at $4.8 billion.[xxxvi]

One Medical: Founded in 2007, One Medical is a membership-based primary care practice that provides a variety of in-person and telemedicine services. The company claims its membership-based business model enables it to offer faster and more convenient care than the traditional pay-for-service healthcare models.[xxxvii] [xxxviii] Memberships are priced at $199 per year.[xxxix] It also accepts insurance, including Medicare.[xl] Located in major locations throughout the U.S., including Boston, Austin, Denver, New York, and San Francisco,[xli] patients can request same-day or next-day appointments in-office or via video.[xlii] In July 2022, Amazon announced its intention to acquire One Medical that valued the company at approximately $3.9 billion.[xliii] The transaction closed in February 2023.[xliv]

Teladoc Health (NYSE: TDOC): Teladoc Health (Teladoc) telemedicine company that provides remote healthcare services to patients and employers. With Teladoc's telemedicine platforms, licensed doctors and social workers are readily available 24/7 to meet with users for their healthcare needs, from mental health counseling to customary doctor visits. For mental health services, Teladoc charges up to $99 per visit for therapy and up to $299 per visit for psychiatry services, depending on insurance coverage.[xlv] In 2015, Teladoc acquired online therapy platform BetterHelp for a low sum of $17.2 million. In 2022, BetterHelp brought in over $1 billion in revenue from over 50 million patient and therapist interactions.[xlvi] In its financial earnings report for Q2 2023, the company reported over $652 million in revenue, up by more than 10% year-over-year. The company reports a majority of its revenue comes from the U.S.[xlvii]

Talkspace (NASDAQ: TALK): Talkspace is an online therapy platform that connects users to licensed therapists through text, video, and audio messaging. Talkspace's therapists are licensed and experienced in a wide range of over 150 medical conditions and mental health specialties, including anxiety, depression, relationships, trauma, and more. Users can also meet with licensed psychiatrists for medication evaluations and management services.[xlviii] As a marketplace offering, Talkspace therapists can use the platform as another source of income and create customized hours that fit their schedules.[xlix] Since inception, the


company has connected millions of patients with licensed behavioral health providers across its virtual counseling, psychotherapy, and psychiatry platform. In Q2 2023, the company reported over $35.6 million in revenue, a nearly 20% increase year-over-year.[l]

TELEMYND **Telemynd:** Austin-based Telemynd is a TRICARE-covered tele-behavioral health services company that connects the military community seeking mental health services to licensed and accredited therapists and psychiatrists through video calls. Among accepting TRICARE, Telemynd also accepts Humana Military and Health Net Federal Services insurance.[li] Telemynd reports providing more than 50,000 hours of mental health care to military members and their families. Its patients have reported positive results; 98% of users say their needs were met and their condition was effectively treated, 97% say they would refer a close friend or family member to Telemynd, and 98% use Telemynd after their first treatment session. Anxiety disorders, adjustment disorders, major depressive disorder, PTSD, and couples therapy are among the top five common conditions treated.[lii]

EXECUTIVE TEAM



Rachel Edenfield, Co-Founder and CEO: Rachel Edenfield is an accomplished product leader who is passionate about improving people's lives through greater resilience and connection. As the daughter of a military member, Rachel has seen first-hand how mental healthcare among the military community needs to be distributed and delivered. Earlier in her career, Rachel was a social worker and worked with patients that found it difficult to access mental healthcare that works for them. This theme of inaccessible mental health care was again noticeable during her work with the military on combat readiness, which eventually led her to form Swell Health. Rachel used her experiences as a Product Lead at Lyft, where she scaled a 200+ person public safety operations team and learned how two-sided marketplaces are developed.



Jim Hughes, Co-Founder and VP of Engineering: Jim Hughes is an experienced engineering leader, building teams at Microsoft, Google, and across education, finance, heavy industry, and information technology. Jim believes that self-efficacy, self-confidence, and self-actualization are within reach for all and is driven to create tools that let people take control of their mental health, which is why he decided to join the team at Swell. Aside from his engineering role at Swell, Jim is a Senior Engineering Manager at Google. He holds a Bachelor's in Computer Science and Mathematics from the University of Wisconsin-Madison.

PAST FINANCING

In 2022, Swell raised a $400,000 pre-seed round that valued the company at a $1.2 million post-money valuation. A majority of capital contributed within this round was from Defy.VC, an early-stage venture firm. Fairwater Labs, another early-stage venture firm, also participated.



In 2023, the company has raised $30,000 via a Simple Agreement for Future Equity (SAFE) with an $8 million valuation cap and a 10% discount. The company also issued a $50,000 promissory note that came with a 10% interest rate, maturing in April 2024.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $1,000,000
Discount Rate: 10%
Valuation Cap: $8 million or $6.5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Notes into non-voting preferred stock at a price based on the lower of (A) a 10% discount to the price per share for preferred stock by investors in the equity financing or (B) the price per share paid on an $8 million or $6.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,



- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

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[i] https://www.tricare.mil/About

[ii] https://www.health.mil/Military-Health-Topics/MHS-Toolkits/Media-Resources/Media-Center/Patient-Population-Statistics/Patients-by-TRICARE-Plan

[iii] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4075436/

[iv] https://americanaddictioncenters.org/veterans/suicide-among-veterans#

[v] https://www.prainc.com/22-veteran-suicides-a-day/

[vi] https://www.samhsa.gov/data/sites/default/files/NSDUH-MilitaryFamily-2015/NSDUH-MilitaryFamily-2015.htm

[vii] https://scholarworks.lib.csusb.edu/cgi/viewcontent.cgi?article=2369&context=etd

[viii] https://scholarworks.lib.csusb.edu/cgi/viewcontent.cgi?article=2369&context=etd

[ix] https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf

[x] https://www.health.mil/Military-Health-Topics/Centers-of-Excellence/Psychological-Health-Center-of-Excellence/Psychological-Health-Readiness/Barriers-to-Care



xi https://www.washingtonpost.com/health/2023/01/16/military-mental-health-access/#
xii https://www.grandviewresearch.com/industry-analysis/us-telehealth-market#:~:text=Report%20Overview,22.9%25%20from%202023%20to%202030.
xiii https://www.getswell.app
xivhttps://jamanetwork.com/journals/jamanetworkopen/fullarticle/2799938?widget=personalizedcontent&previousarticle=0
xv https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf
xvi https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf
xvii https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4075436/
xviii https://www.samhsa.gov/data/sites/default/files/NSDUH-MilitaryFamily-2015/NSDUH-MilitaryFamily-2015.htm
xix https://scholarworks.lib.csusb.edu/cgi/viewcontent.cgi?article=2369&context=etd
xx https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf
xxi https://www.washingtonpost.com/health/2023/01/16/military-mental-health-access/#
xxii https://www.getswell.app
xxiii https://www.lyrahealth.com/blog/what-is-evidence-based-practice-and-why-is-it-important/
xxiv https://npiregistry.cms.hhs.gov/provider-view/1427795814
xxv https://www.tricare.mil/About
xxvi https://www.fortunebusinessinsights.com/industry-reports/telehealth-market-101065#
xxvii https://www.grandviewresearch.com/industry-analysis/us-telehealth-market#:~:text=Report%20Overview,22.9%25%20from%202023%20to%202030.
xxviii https://psychcentral.com/ptsd/mental-health-in-the-military#challenges
xxix https://journals.sagepub.com/doi/10.1177/1077558720942700
xxxhttps://jamanetwork.com/journals/jamanetworkopen/fullarticle/2799938?widget=personalizedcontent&previousarticle=0
xxxi https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf
xxxii https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4075436/
xxxiii https://www.samhsa.gov/data/sites/default/files/NSDUH-MilitaryFamily-2015/NSDUH-MilitaryFamily-2015.htm
xxxiv https://scholarworks.lib.csusb.edu/cgi/viewcontent.cgi?article=2369&context=etd
xxxvhttps://get.cerebral.com/search/home/?cabt=price:week&utm_source=google&utm_medium=cpc&utm_campaign=Branded_mCPC_2022
xxxvi https://bhbusiness.com/2021/12/08/cerebral-raises-300m-as-valuation-hits-4-8b-eyes-expansion-and-ma/
xxxvii https://www.onemedical.com
xxxviii https://www.onemedical.com/about-us/
xxxix https://www.onemedical.com/mediacenter/one-medical-joins-amazon/
xl https://www.onemedical.com/insurance/
xli https://www.onemedical.com/locations/
xlii https://www.onemedical.com
xliii https://press.aboutamazon.com/2022/7/amazon-and-one-medical-sign-an-agreement-for-amazon-to-acquire-one-medical



xliv https://www.onemedical.com/mediacenter/one-medical-joins-amazon/

xlv https://www.teladoc.com/ways-we-help/mental-health/

xlvi https://bhbusiness.com/2023/01/09/betterhelp-rakes-in-1b-in-2022-as-teladoc-plans-to-integrate-behavioral-health-into-its-chronic-care-strategy

xlvii https://d18rn0p25nwr6d.cloudfront.net/CIK-0001477449/e599cdff-e439-41a0-b8dc-fcbd492b5744.pdf

xlviiihttps://www.talkspace.com/?utm_source=google&utm_medium=semnb&utm_campaign=Search_Google_NB_Insurance_NBS_Talkspace&utm_content=146651513267&utm_term=online

xlix https://www.talkspace.com/join-our-network/therapist

l https://investors.talkspace.com/static-files/69662bd1-ea20-4633-8963-ed58dd94157b

li https://www.telemynd.com/military?gad=1&gclid=Cj0KCQjw1aOpBhCOARIsACXYv-djI5WGNHetbwYJW9Gofwh2aTIG_t8emD1ew2fKDYXwZ6f_if0XiDgaAgbzEALw_wcB

lii https://www.telemynd.com/military?gad=1&gclid=Cj0KCQjw1aOpBhCOARIsACXYv-djI5WGNHetbwYJW9Gofwh2aTIG_t8emD1ew2fKDYXwZ6f_if0XiDgaAgbzEALw_wcB

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Sage Health Labs, Inc.
800 E Washington Street
Louisville, Kentucky 40206

Ladies and Gentlemen:

The undersigned understands that Sage Health Labs, Inc. a corporation organized under the laws of Delaware (the "Company"), is offering up to $1,000,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 27, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on April 1, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow

Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Sage Health Labs, Inc. 211 S 2nd St. Suite 280 Clarksville, TN 37040 Attention: Rachel Edenfield
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

7

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Sage Health Labs, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Notes

Sage Health Labs, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Sage Health Labs, Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6.5 million.

The "**Discount**" is 10%.

The "**Offering Deadline**" is April 1, 2024

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,000,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their

4

capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Sage Health Labs, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Sage Health Labs, Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million.

The "**Discount**" is 10%.

The "**Offering Deadline**" is April 1, 2024

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,000,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Swell

Mental healthcare that meets you
where you are

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Military Mental Health In Numbers

5X*

HIGHER RATES OF MAJOR DEPRESSION AMONG US SOLDIERS THAN CIVILLIANS[1]

LESS THAN

50%

OF MILITARY MEMBERS & THEIR DEPENDENTS WHO NEED MENTAL HEALTH CARE HAVE ACCESS TO PSYCHIATRIC SERVICES[3]

MILITARY WOMEN WITH POSTPARTUM DEPRESSION ARE

42X

MORE LIKELY TO DEVELOP SUICIDALITY THAN THEIR CIVILIAN COUNTERPARTS[4]

A 2015 STUDY FOUND THAT MILITARY WIVES WERE

50%

MORE LIKELY TO DEVELOP A MENTAL ILLNESS THAN OTHER MARRIED WOMEN[2]

1.6K

SERVICE MEMBERS COMMITTED SUICIDE FROM 2020-2022[5]

* Based on 2014 data

Access for the military is limited[6]

Massive Base Shortage While Mental Health Disorders Climb

Tricare & the Department of Defense (DoD) need more therapists, as there aren't enough providers near bases.[8] Military members and their family may face wait times of up to 3 months.[9]

Lack of Preventative or Proactive Care

Preventative care for mental health is overdue. Rather than proactively building skills that increase resilience, people may wait until they're desperate to seek help. Proactive care is designed to help more people and address the therapist shortage[7] at the same time

Existing Solutions Have Priced Out Military Families

Military personnel may not be able to spend $400/month on a mental health subscription.*

*Current solutions price subscriptions as high as $436 per month for 45 minute sessions

Target Market

We're not fighting over existing marketshare - we're expanding the market by including a whole new population of people that make up ~3% of America... and we're bringing them something new.*

$13.9 Billion

The 2023 Veteran Affairs (VA) mental healthcare budget.[11]

$7.3 Billion

Swell's market potential**

The Military Community

Tight-knit groups, concentrated together and served by few major competitors. Our strongest promoters have expanding circles of influence as they move bases every 2-3 years.[10]

Military Spouses

Historic brand promoters, active in community events, passionate about mental health, high affinity for self-help wellness programs.

*9.6 million active servicemen and servicewomen, retirees, and their families divided by 331 million Americans.
**Among its verticles, Swell Health assumes 25% of Tricare's 9.6 million beneficiares need therapy, 30% would use self-guided therapy, and 100% of active service members and family would use preventative care.

Swell



Mental healthcare that meets you where you are



We're glad you'r
We know starting therapy can f
that's how you're feeling right n
alone. It's normal to be nervous
therapy.
We'll try to make it less scary b
picture of what you can expect
way. With that in mind, here's v
will look like:
In the next few screens, we'll
questions about you, your hist
brought you to therapy.
GET START
Book your first appointment.
Kelly Sevin, LMFT
Back to Therapists
SELECT A DATE
June
SESSION FREQUENCY
Weekly
Every Other Week
SELECT A TIME
All sessions are 55 minutes and shown in Central time.
8:00 am
9:00 am
10:00 am
11:00 am
1:00 pm
2:00 pm
BOOK APPOINTMENT
View All +
Talk to my husband about how I'm feeling.

Therapy+

Military-informed therapists. In-app scheduling, digital homework, progress tracking, better efficacy data. Paid for through insurance, with none of the hassle.

Self-Guided Care: Interventional

Therapy-without-the-therapist. Targeted programs to reduce stress, anxiety, depression, and other mental health issues earlier. Accessible from any base.

Self-Guided Care: Preventative

Programs aimed at building resilience & preventing issues before they take hold.



Lifecycle of a Soldier's Mental Health Journey with Swell

Swell Interventional

Swell's platform identifies heightened risks for depression and suggests therapy+ or a self-guided program.

Soldier opts for a Self-guided program and learns science-backed Cognitive Behavioral Therapy strategies.

Swell Therapy+

Swell's platform identifies worsening indicators for depression and recommends 1:1 therapy with Therapy+. A Swell care advisor reaches out.

Soldier begins therapy and is able to create change in her life in partnership with her therapist. She sees faster results thanks to the in-app activities she does between sessions.

Swell Preventative #1

She returns from deployment and does a reintegration program with her spouse and family.

A soldier is preparing for deployment in 3 months. She begins a program that builds resilience through skill development.

Swell Maintenance

Our soldier learns how to manage her depression and completes therapy. She continues daily skill building habits in Swell Maintenance and gets additional low-touch support as-needed.

Payment Model

Teletherapy*

Evidence-based video therapy with in-app skill building activities.

30%+ of the military community have used teletherapy.[12]

50% of the military community reported not having access to mental health care.[13]

Targeted gross margin: 35%

Payer: Gov insurance - TRICARE. Where we are: Contract already secured ✓

Self-guided Care

Programs for people who are struggling but not yet ready for therapy.

Over 40% of veterans[14] and 33% of military spouses struggle with mental health issues[15]

Targeted gross margin: 90%

Payer: First, DoD innovation grants (non-dilutive capital from the gov to build). Then, long-term contracts with the DOD, VA, and TRICARE. Where we are: Applying to open solicitations & developing strategic partnerships.

Preventative Care

Programs to increase resiliency and reduce risk of mental health disorders.

100% could benefit. Estimating ~50% adoption.

Targeted gross margin: 90%

*Based on a 2021 survey of active duty servicemen/servicewomen, retired servicemen/servicewomen, or immediate family of active duty or retired servicemen and servicewomen

Distribution Unlock

- Incredibly low CAC driven by our organic, community-centric G2M strategy (~$50 today, $8 at scale.)

- Free distribution through on-base family resource centers & Tricare + Swell Circles to build community and combat stigma on the ground

Projected:

$5K **$8**

LTV CAC

Talkspace CAC in 2021:[16] $450



Session Growth

^monthly therapy sessions since we launched^

150

100

50

0

January April June September

Progress So Far

46%
MoM Growth

$127K
ARR

Founded
May '22 + raised $400K in June '22, began building

Launched Beta
Jan '23 - launched limited Beta to Fort Campbell w/ 2 therapists

Secured Tricare Contract
April '23 - therapy now free/near-free to military families

Tripled Growth
May '23 - tripled growth from March

Scaling
Aug '23 - rolling out therapist marketplace to keep up with demand

Team



Rachel Edenfield
Co-founder & CEO
Former Lyft, Kinsa, Athos



Jim Hughes
Co-founder & VP of Engineering
Former Google, Two Sigma, Microsoft



Kelly Sevin, LMFT
Head of Clinical Therapy



Brandi Treadway, PhD
Therapist & In-App Content Dev



Jessica Brady, LPC-MHSP
Therapist & In-App Content Dev



Amber Hall
Billing & Operations

Advisors



Zack Sensing, MD
Chief Medical Advisor



Kyle Olson
DOD Contracting Advisor

Sources

1 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4075436/

2 https://www.samhsa.gov/data/sites/default/files/NSDUH-MilitaryFamily-2015/NSDUH-MilitaryFamily-2015.htm

3 https://jamanetwork.com/journals/jamanetworkopen/fullarticle/2799938?
widget=personalizedcontent&previousarticle=0

4 https://scholarworks.lib.csusb.edu/cgi/viewcontent.cgi?article=2369&context=etd

5 https://www.dspo.mil/Portals/113/Documents/QSR/2023/TAB%20A_20230623_QSR%20Rpt_Q1%20CY23_vf.pdf

6 https://jamanetwork.com/journals/jamanetworkopen/fullarticle/2799938?
widget=personalizedcontent&previousarticle=0

7 https://data.hrsa.gov/topics/health-workforce/shortage-areas

8 https://www.forbes.com/sites/craighooper/2023/05/17/america-needs-mental-health-professionals-use-the-defense-production-act-to-get-them/?
sh=2b5b7a2f2622

9 https://media.defense.gov/2020/Aug/12/2002475605/-1/-1/1/DODIG-2020-112_REDACTED.PDF

10 https://www.thesoldiersproject.org/how-often-do-military-families-move/

11 https://news.va.gov/press-room/secretary-mcdonough-statement-on-fy-2023-budget/

12 https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf

13 https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf

14 https://www.ncbi.nlm.nih.gov/books/NBK499497/

15 https://bluestarfam.org/wp-content/uploads/2022/03/BSF_MFLS_Results2021_Spouse-Health-and-Well-Being_03_10.pdf

16 https://www.linkedin.com/pulse/why-mental-health-company-talkspace-down-45-marc-herson/

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

I'm a veteran and I still have nightmares from my first deployment. I've been severely depressed for two years. When I go in to get help, I get assigned a new specialist and have to explain what happened again and again. I've tried every medication. I've tried group therapy, but not been allowed to speak about my experience because it might be too traumatic for the rest of the group to hear. I'm so tired. This whole experience is exhausting and sometimes it all just feels pointless. I feel so isolated and hopeless. I've been right up to the very edge of suicide multiple times.

Mental health in the military is in freefall. US soldiers and veterans are twice as likely to commit suicide compared to civilians. It's getting worse each year, no matter how you look at it, even after we adjust for things like the different age and sex distributions between the two populations, the results are the same.[i] [ii]

We haven't seen this rate of suicide since the Great Depression. The effect overall across the board for military families is that all mental health issues just hit harder.[iii]

Consider this, when military women give birth, they're more likely to develop postpartum depression, and when they do 42 times more likely for that to lead to suicidal ideation.[iv]

This isn't a niche problem. There are some 46 million people between active U.S. military personnel, veterans and their families. That's one in ten people in the U.S.[v]

Despite the clear and urgent need for increased access to mental health care, less than half of military families are able to book an appointment with a therapist.[vi]

There's just a massive shortage of therapists everywhere. The U.S. has less than 60% of the therapists they need to meet the demand of people looking for help. Of those available, less than half accept any insurance at all, and only a teeny tiny fraction of those accept TRICARE. [vii] [viii]

That's the insurance the military provides. TRICARE and the DoD are desperate for more therapists, but the problem is that about a third of TRICARE beneficiaries live in mental health dead zones. Those are areas where there's less than one therapist per 30,000 people.[ix]

That's like saying of the town I grew up in had one maybe two therapists for the whole city...and that's not even a small town.

When you look at military bases themselves, most are located in the very same dead zones and even the bigger ones that are more well off and have better services don't have enough providers. Waitlists of three or six or even nine months are typical.

There are these telehealth platforms, apps, that have sprung up in the last few years to bridge the gap in these areas, but they either don't take insurance or have totally priced out military families who can't afford $400 a month for a subscription service.

These services just don't understand enough about military life and therefore aren't able to provide effective care. Look, I think the state we found ourselves in is just shameful. The most prosperous nation in history is failing to take care of our own, much less the men and women who have given it all. They deserve better, we can do better, and so we will.

Hi, I'm Rachel and I'm the founder and CEO of Swell, a mental health platform for the military. Many members of my family have served in the military. This includes my father, who was actually kicked out because of substance use issues. Those issues like with all addiction, were really just a symptom of underlying mental health problems. And those problems went on to affect his entire life and the lives of myself and my siblings.

And I've struggled with my own mental health, too. When I was in the ninth grade, I developed severe OCD. It kept me from doing a lot of the things I wanted to do and ultimately led to me finishing the rest of that school year at home.

I knew something needed to change, but we didn't have health insurance or money to find help. We did, however, have the Internet, so I researched my symptoms and started treating myself with meditation and a form of cognitive behavioral therapy I found called ERP. It was near curative for me and was the spark for the idea that would one day become swell.

Fast forward, I started my career in social work and saw firsthand how difficult it is for people to access the mental health resources we have and how too late many of those resources are. It is really hard to treat underlying mental health issues when your kids have been removed from your home and you're battling addiction and poverty. After a couple of years in social work, I eventually moved into tech where I learned the operational and technical skills required to build something that could scale beyond the impact that I could have one on one. I started Swell, because I know what it's like to struggle with my own mental health and not have access to treatment and I know exactly how we can make this better.

Swell is the first of its kind mental health platform. We help families connect with TRICARE-approved therapists through our mobile app that manages intake, booking, sessions and therapy homework. We do the work to find therapists who are fit for the military community, and then we get them certified and networked with TRICARE.

All of our therapists practice skills-based therapy and they're all vetted by both clinical experts and military spouses. We believe this, plus our honest and transparent therapist profiles is why nearly all of our clients match with a therapist who they connect with on their first try.

Therapy at Swell is always for you, for active duty. We don't have a waitlist for therapy, and we're doing everything in our power to make sure we never do. How? By treating our therapists better. Popular subscription services pay therapists about $20 to $30 an hour. Our therapists make a lot more. Full-time therapists at Swell earn even more than they would in a private group practice. We manage all the billing, marketing, administrative and back-office work so that our therapists are able to really focus on what they love most working directly with clients. Our therapist platform is built hand-in-hand with therapists, not just engineers. We have many features that help improve the role of therapists and features that help them to track and work collaboratively with their clients, like in-app homework assignments, ongoing progress tracking, client goal reminders, and more.

Our commitment to building software that actually improves client outcomes means that our clients have a more successful therapy experience on the Swell platform than if they were off of it. Medical care, including mental health care, is expensive. If you can afford to pay $400 or $500 a month out of pocket for therapy, you have a lot of options. But what about anyone who's not wealthy or not in the upper-middle class? What about the majority of military families who bring home less than $35,000 per year? Swell's platform provides a more equitable and fulfilling opportunity for the tens of thousands of therapists that have a choice about who they serve. We are dedicated to making therapy a better experience for our therapists and for our clients.

What do military families think of Swell?

Hi, my name is Amber and I'm a military spouse. As someone who's also been in therapy on and off since 2015, for various reasons I love Swell, I love it so much I decided to come and work for them. Part of my role initially at Swell, was to interview military spouses to learn if mental health care really does need to be improved for military families. One of the women I spoke to in our interview phase said she had contacted 56 different therapists before she found someone who would finally accept TRICARE and didn't have a six-month waitlist. She went on vacation, came back, went to her first appointment, only to find out that that provider had since stopped accepting TRICARE. So, she was back at square one. My heart broke as she was talking about this just because she was trying so hard and so desperate for help. I know personally I would have given up long before calling 56 people.

The ability to be able to find a therapist who accepts TRICARE and doesn't have a 6-month waitlist from the comfort of my own home, simply through scrolling through an app, sounds incredible and I'm so hopeful that by the time we move to our next duty station, Swell will have already launched in that place. We built a therapy platform for the military that's paid for by TRICARE, making access easier than it's ever been. And we launched it to our first military base this year. Now, any service member or military spouse in Tennessee or Kentucky who wants to start therapy can sign up and choose a TRICARE-approved therapist through Swell. Everything we've learned through our community so far tells us the path we're on is right. We've grown more than 8x since we launched in January, averaged 49% month over month sign up growth, and we're tracking towards a $2.3 million annual run rate in the next 12 months.

Right now, we're scaling to more families in Fort Campbell and beyond, but we learned early in the discovery phase of Swell that the right way to address the roots of the mental health crisis is through a solution that can scale beyond the current limitation of therapists. That's why we're rolling out our self-guided therapy app next. This was inspired by my own experience treating my OCD and by the experiences of so many others who have found success and building skills independently. We're designing this product hand in hand with our licensed clinical therapists. Our vision is to both help people sooner and their journey to better mental health and to bridge the gap for people who live in areas where we don't have coverage yet.

And this is just the beginning. The future of Swell is a comprehensive platform that meets you where you are. This means not only providing treatment for people who are struggling now, but preventative programs that help young people build psychological resilience sooner.

---

[i] https://voiceofsandiego.org/2022/07/11/young-men-in-military-almost-twice-as-likely-to-die-by-suicide-as-civilian-peers/

[ii] https://www.dspo.mil/Portals/113/Documents/2022QSR/TAB%20A%20-%20QSR%20Rpt_Q4%20CY22_vf.pdf?ver=oLwAC6aBdl1Kc58EvKk6Uw%3d%3d

[iii] https://www.armytimes.com/news/your-army/2022/04/01/army-suicides-hit-new-post-911-peak-in-2021/

[iv] https://scholarworks.lib.csusb.edu/cgi/viewcontent.cgi?article=2369&context=etd

[v] Calculation estimated based on data from the Department of Defense Demographic Profile, Veterans Affair 2020 Veteran Population, RAND Corporation study of Veteran Affairs Customer Population, and the Urban Institute State of Post-9/11 Veteran Families research report (2016)

[vi] https://media.defense.gov/2020/Aug/12/2002475605/-1/-1/1/DODIG-2020-112_REDACTED.PDF

[vii] https://www.aamc.org/news/growing-psychiatrist-shortage-enormous-demand-mental-health-services#:~:text=Already%2C%20more%20than%20150%20million,overextended%20as%20well%2C%20experts%20say

[viii] https://www.goodtherapy.org/for-professionals/personal-development/become-a-therapist/is-there-shortage-of-mental-health-professionals-in-america

[ix] https://thehill.com/changing-america/well-being/mental-health/3796871-over-one-third-of-military-health-care-beneficiaries-have-limited-access-to-psychiatrists-study/

EXHIBIT G

Webinar Transcript

Hey, everybody. I'm Rachel Edenfield, the co-founder and CEO of Swell Health. Our mission is to improve mental health for everyone, starting with military families.

So this is just some disclosures. You're welcome to pause it and review or review later. I'm going to go ahead and move along.

Mental health in the military is in freefall. Studies show nearly 1/4 of active-duty military struggle with depression alone.[i] 33% of military spouses report having a mental health diagnosis.[ii] And the suicide rate of military women is double that of civilian women.[iii]

Despite this, the DoD reports that less than 50% of military families who try to book a mental health appointment are able to. The biggest reason for this is a lack of providers. As demand for mental healthcare has skyrocketed in the last several years, supply just hasn't been able to keep up. [iv]

The military isn't the only group struggling with mental health, but they are struggling the most. There are other apps that exist to make access easier, but at a $400 monthly subscription cost, they've totally priced out military families.

The even bigger problem here is at the root of the access issue. Mental health disorders continue to climb,[v] yet proactive and preventative solutions just aren't common in mental health care yet.

In the U.S., you're more likely to develop a mental illness than you are diabetes. We have tried and true preventative programs to reduce rates of type 2 diabetes before it's developed, through screening, coaching, and annual check ups.[vi] [vii]

Conversely, according to the NIH, the majority of people who die by suicide have never seen a mental health professional or been diagnosed with a mental illness.[viii]

I like to think of our target market as a stealth market. It seems small to people who don't understand that Tricare and VA beneficiaries make up nearly 3% of America.[ix] [x] [xi]

Our annual revenue potential for TRICARE covered military families alone, not including the VA, is $7.3 billion.[xii]

Additionally, the military community is the ideal target market. It's made-up of tight knit groups, concentrated together geographically, and served by few major competitors.[xiii]

We help families connect with therapists through our mobile app that manages intake, booking, sessions, and therapy homework.

And for most families, the cost of therapy is absolutely free, thanks to the contract we've already secured with the largest military insurance provider, TRICARE. Our contract went into effect this May.

We do the work to find therapists who are a fit for the military community and then we get them certified and networked under our umbrella with TRICARE. All of our therapists practice skills-based therapy and they're all vetted by both clinical experts and military spouses.

We believe this, plus our honest and transparent profiles, is why nearly all of our clients match with the therapists who they connect with on their first try. Our ethos as a company is to meet people where they are in their mental health, which is why we're approaching this massive need with a three-step plan.

First, we're focused on improving access to therapists for the people who are already in active need of care but can't get an appointment through existing solutions. This is Therapy+. It's the product we have in market today at Fort Campbell and that will scale to more bases over the next three years.

Next up is our interventional self-guided therapy app. We learned early in the discovery phase of Swell that the right way to address the roots of the mental health crisis is through a solution that can scale beyond the current limitation of therapists.

This product uses daily modules built on evidence-based care principles to reduce symptoms of mental health disorders earlier in the mental health journey, before someone's ready to see a therapist.

This was actually inspired by my own experience treating my OCD in my teens when my family couldn't afford a therapist, and by the experiences of so many others who have found success in building skills independently.

Our first self-guided care program is aimed at treating anxiety. We've already begun development and are rolling out a beta of this program to military spouses for free through our partners in January.

Our final phase is self-guided preventative care. Think trauma resilience training for families before deployments, preventative couples modules that improve communication, and daily games that increase self-esteem in kids.

These products are meant to work together to reduce development of mental health issues, intervene early when they take hold, and detect risk of worsening symptoms in order to escalate clients to a higher level of care.

Here's what the Swell system might look like in a couple of years from now.

First, let's look at the Swell preventative section on the left. This might be for a soldier who's preparing for deployment in three months. And they might begin a program with their entire unit that's focused on building resilience through skill development.

The idea here is that we reduce rates of PTSD and depression. Now, when it's time to return home from deployment, they may begin a reintegration program with their spouse and the rest of their family.

Let's say they're back at home and Swell detects that they are developing symptoms of depression. We would then suggest Therapy+ or a self-guided program.

We expect most people to opt into a self-guided program. Through that program, they would learn cognitive behavioral therapy strategies to reduce symptoms of depression and the overall impact that it's having on their life.

For most people, we assume that they get better, and they never have a need to escalate to traditional therapy. But for some, that may not be the case.

Through Swell's system, we would continue to do surveys to detect risk of worsening depression throughout the time that they were in this program.

If we detected they were developing worsening symptoms of depression, we would recommend they continue to therapy with a one-on-one therapist. A Swell Care Advisor would reach out and offer to partner them with a therapist that's a good fit for them.

The soldier then begins therapy and is able to create change in their life in partnership with their therapist. They see faster results thanks to the in-app activities that they're able to do in between sessions.

After they graduate from therapy, we then move them into a Swell Maintenance program that's designed to help them retain the information they learned through daily skill-building habits in Swell Maintenance and they get additional low touch support as needed.

For our existing product we make money through TRICARE, who pays on a per session basis for every therapy session a beneficiary has on our platform. We pay the therapist roughly 65% of that TRICARE reimbursement and keep approximately 35%.

For self-guided and preventative care, they're fully independent programs, meaning they don't rely on a real time therapist. For this reason, they're near infinitely scalable and our projected margins are a lot higher. We're pursuing the DoD to pay for this directly through their SBIR program. The DoD has solicited solutions like ours in the past and we have the product, the contacts, and the expertise to win these contracts.

In addition to direct distribution through TRICARE, we reach customers, or as we call them "clients", through our low-cost community centric marketing system.

People are nervous about therapy. They're also more likely to choose a therapist or practice that's been recommended by a friend.

That's why our in-person community marketing team, led by military spouses and supported by doctors, chaplains, and resource groups around each base, is designed to make therapy feel like the friend next door.

We build brand awareness through free partnerships and by hosting on-base events like self-care nights. These events are how we've tapped into the true word of mouth spread on base, unlocking our very low CAC.

Our customer acquisition cost is around $50 today and we believe we can get it down to $8 at scale, which is nearly $400 lower than top competitors in the civilian market.

Everything we've learned through our community so far tells us the path we're on is right. We launched Swell at our first base in January of this year. Since then, we've grown over 8X, averaged 34% month-over-month sign up growth, and facilitated over 750 therapy sessions on our platform. If we continue to hit our goals, we'll reach $2.3 million in annual revenue in the next 12 months.

This investment allows us to expand access to Swell to thousands more military families. We'll bring our engineering team in-house, scale up acquisition operations around both sides of our marketplace, and launch to more bases throughout the nation.

We're backed by VCs like Defy and Fairwater Labs and have assembled the right team to ensure Swell's success. Many of my family members have and are serving in the military, which makes this problem especially important to me.

I started my own career in social work before I moved into tech. I built products at public health startups and hugely successful marketplaces like Lyft.

Our team has over 40 years of collective experience in providing mental healthcare and nearly 30 in building and scaling products that people love to use at companies big and small.

We hire members of the military community, which helps us build a team with deep customer empathy, and we're supported by terrific advisors who have experiences in both medicine and winning government contracts.

Thanks for letting me share more about the work we're doing. We'd love for you to be a part of it. If you have any further questions, please feel free to ask on the discussion section of the campaign page. I'll be personally responding.

---

[i] https://bmcpsychiatry.biomedcentral.com/articles/10.1186/s12888-021-03526-2
[ii] https://www.samhsa.gov/data/sites/default/files/NSDUH-MilitaryFamily-2015/NSDUH-MilitaryFamily-2015.pdf
[iii] https://sprc.org/news/women-vets-have-more-than-double-the-suicide-rate-of-civilian-women
[iv] https://www.mfan.org/wp-content/uploads/2022/07/MFAN-Programming-Survey-Results.pdf
[v] https://www.health.com/condition/depression/8-million-americans-psychological-distress
[vi] https://www.cdc.gov/diabetes/health-equity/diabetes-by-the-numbers.html
[vii] https://www.nami.org/mhstats
[viii] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8804173/
[ix]https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10388615
[x] https://www.va.gov/COMMUNITYCARE/programs/dependents/index.asp
[xi] https://www.census.gov/popclock/
[xii] Among its verticals, Swell Health assumes 25% of Tricare's 9.6 million beneficiares need therapy, 30% would
use self-guided therapy, and 100% of active service members and family would use preventative care.
[xiii] https://www.thesoldiersproject.org/how-often-do-military-families-move/